UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 6, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 01 August 2019 entitled ‘TOTAL VOTING RIGHTS’.

2.             A Stock Exchange Announcement dated 01 August 2019 entitled ‘BLOCK LISTING INTERIM REVIEW’.

3.             A Stock Exchange Announcement dated 07 August 2019 entitled ‘DIRECTOR/PDMR SHAREHOLDING’.

4.             A Stock Exchange Announcement dated 09 August 2019 entitled ‘DIRECTOR/PDMR SHAREHOLDING’.

5.             A Stock Exchange Announcement dated 19 August 2019 entitled ‘DIRECTOR DECLARATION’.

6.             A Stock Exchange Announcement dated 27 August 2019 entitled ‘VODAFONE GROUP PLC TENDERS FOR UNITYMEDIA BONDS’.

7.             A news release dated 29 August 2019 entitled ‘VODAFONE GROUP TO SPONSOR PORSCHE FORMULA E TEAM’.

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 July 2019:

Vodafone’s issued share capital consists of 28,815,908,498 ordinary shares of US$0.20 20/21 of which 2,048,492,851 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,767,415,647. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme
Period of return:	From:	01 February 2019	To:	31 July 2019
Balance of unallotted securities under scheme(s) from previous return:		2,618,961
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,618,961

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Sharesave Option Scheme
Period of return:	From:	01 February 2019	To:	31 July 2019
Balance of unallotted securities under scheme(s) from previous return:		1,002,046
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,002,046

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	01 February 2019	To:	31 July 2019
Balance of unallotted securities under scheme(s) from previous return:		681,004
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	01 February 2019	To:	31 July 2019
Balance of unallotted securities under scheme(s) from previous return:		934,013
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Approved Share Option Scheme
Period of return:	From:	01 February 2019	To:	31 July 2019
Balance of unallotted securities under scheme(s) from previous return:		85,175
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		85,175

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Unapproved Share Option Scheme
Period of return:	From:	01 February 2019	To:	31 July 2019
Balance of unallotted securities under scheme(s) from previous return:		243,069
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		243,069

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan
Period of return:	From:	01 February 2019	To:	31 July 2019
Balance of unallotted securities under scheme(s) from previous return:		26,866,249
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		26,866,249

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	01 February 2019	To:	31 July 2019
Balance of unallotted securities under scheme(s) from previous return:		15,074,760
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		647,620
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		14,427,140

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	01 February 2019	To:	31 July 2019
Balance of unallotted securities under scheme(s) from previous return:		70,853
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		8,400
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		62,453

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

VODAFONE GROUP PLC

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares through Dividend Reinvestment

Pursuant to a Dividend Reinvestment Plan offered to shareholders of the Company, the below individuals acquired shares on 2 August 2019.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Vodafone Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.50341	21

d)	Aggregated information: volume, Price	Aggregated volume: 21 Ordinary shares Aggregated price: GBP 31.58
e)	Date of the transaction	2019-08-02
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.50341	558

d)	Aggregated information: volume, Price	Aggregated volume: 558 Ordinary shares Aggregated price: GBP 838.91
e)	Date of the transaction	2019-08-02
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.50341	62

d)	Aggregated information: volume, Price	Aggregated volume: 62 Ordinary shares Aggregated price: GBP 93.22
e)	Date of the transaction	2019-08-02
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.50341	281

d)	Aggregated information: volume, Price	Aggregated volume: 281 Ordinary shares Aggregated price: GBP 422.46
e)	Date of the transaction	2019-08-02
f)	Place of the transaction	London Stock Exchange (XLON)

VODAFONE GROUP PLC

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares through Dividend Reinvestment

Pursuant to a Dividend Reinvestment Plan offered to shareholders of the Company, the below individual acquired shares on 7 August 2019.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer — Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.52220263	27,841

d)	Aggregated information: volume, Price	Aggregated volume: 27,841 Ordinary shares Aggregated price: GBP 42,379.64
e)	Date of the transaction	2019-08-07
f)	Place of the transaction	London Stock Exchange (XLON)

Vodafone Group Plc

Director Declaration

Following the announcement today by AstraZeneca PLC, and in accordance with Listing Rule 9.6.14(2), Vodafone Group Plc announces that Michel Demaré, Non-Executive Director, has been appointed as a Non-Executive Director and member of the Audit Committee of AstraZeneca PLC with effect from 1 September 2019.

ENDS

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION IN WHICH SUCH DISTRIBUTION IS UNLAWFUL.

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014.

VODAFONE GROUP PLC ANNOUNCES COMMENCEMENT OF ANY AND ALL CASH TENDER OFFERS AND CONSENT SOLICITATIONS FOR NOTES ISSUED BY UNITYMEDIA ENTITIES, AND A CONCURRENT CHANGE OF CONTROL OFFER

Vodafone Group Plc (“Vodafone” or the “Company”) (NYSE: VOD), the ultimate parent company of: (i) Unitymedia Hessen GmbH & Co. KG (“Hessen”); (ii) Unitymedia NRW GmbH (“NRW”); and (iii) Unitymedia GmbH (“Unitymedia”), formerly known as Unitymedia KabelBW GmbH, announced today that it has commenced cash tender offers (collectively, the “Offers”) to purchase any and all of the outstanding 4.625% Senior Secured Notes due 2026 (the “2026 Senior Secured Notes”), 3.50% Senior Secured Notes due 2027 (the “2027 Senior Secured Notes”) and  6.25% Senior Secured Notes due 2029 (the “2029 Senior Secured Notes”) issued by NRW and Hessen, as co-issuers (the “Co-Issuers”), and any and all of the outstanding 3.75% Senior Notes due 2027 (the “2027 Senior Notes” and together with the 2026 Senior Secured Notes, the 2027 Senior Secured Notes and the 2029 Senior Secured Notes, the “Notes”) issued by Unitymedia (together with the Co-Issuers, the “Issuers” and each an “Issuer”).  In conjunction with the Offers, the Issuers are soliciting the consents of holders of the Notes to certain proposed amendments to the indentures governing the Notes (the “Consent Solicitations”).  The terms and conditions of the Offers and Consent Solicitations are set forth in the offer to purchase and consent solicitation statement dated August 27, 2019 (the “Offer to Purchase and Consent Solicitation Statement”).

Concurrently with and as an alternative to the Offers and Consent Solicitations, Vodafone also commenced an offer to purchase all outstanding Notes of each series, at a purchase price equal to 101% of the principal amount of such Notes repurchased (the “Change of Control Offer Price”), plus accrued and unpaid interest, if any, on the Notes repurchased to the date of repurchase (such offer, the “Change of Control Offer”). Vodafone is making the Change of Control Offer in connection with its acquisition of certain operations of Liberty Global plc, which was consummated on July 31, 2019 (the “Acquisition”) and constituted a Change of Control under the indentures governing the Notes.

The Company expects to fund the Offers and Consent Solicitations and the Change of Control Offer using cash on hand.  Terms used but not defined herein have meanings ascribed to them in the Offer to Purchase and Consent Solicitation Statement.

Offers and Consent Solicitations

The following table sets forth certain terms of the Offers:

Title of Notes	Outstanding Principal Amount	Rule 144A ISIN / Common Code	Regulation S ISIN / Common Code	Early Tender Yield (1)	Early Tender Payment(2)(3)	Expected Tender Offer Consideration (1)(2)(4)	Expected Total Consideration (1)(2)(4)
4.625% Senior Secured Notes due 2026	€378,000,000	XS1334248579 / 133424857	XS1334248223 / 133424822	-0.05%	€30.00	€1,059.80	€1,089.80
3.50% Senior Secured Notes due 2027	€500,000,000	XS1197206052 / 119720605	XS1197205591 / 119720559	-0.05%	€30.00	€1,035.16	€1,065.16
6.25% Senior Secured Notes due 2029	€427,500,000	XS0982713090 / 098271309	XS0982713330 / 098271333	-0.05%	€30.00	€1,085.84	€1,115.84
3.75% Senior Notes due 2027	€700,000,000	XS1199439149 / 119943914	XS1199438174 / 119943817	-0.05%	€30.00	€1,039.77	€1,069.77

(1)    The Early Tender Yield is expressed on a semi-annual basis. The Total Consideration will be calculated in accordance with market convention with reference to the relevant Early Tender Yield as of the Early Settlement Date, as described in further detail in the Offer to Purchase and Consent Solicitation Statement. The Tender Offer Consideration will be equal to the Total Consideration minus the Early Tender Payment.

(2)    Per €1,000 principal amount of Notes tendered and accepted for purchase. The Expected Tender Offer Consideration and Expected Total Consideration are calculated based upon an expected Early Settlement Date of September 12, 2019. Should the Early Settlement Dates in respect of any Notes differ from September 12, 2019, the relevant Total Consideration and Tender Offer Consideration will be recalculated as further described in the Offer to Purchase and Consent Solicitation Statement and promptly announced.

(3)    Included in the Total Consideration for Notes tendered and accepted for purchase at or prior to the Early Tender Deadline.

(4)    Does not include accrued and unpaid interest that will also be paid on the Notes accepted for purchase.

The Offers and Consent Solicitations will expire at 11:59 p.m., New York City time, on September 24, 2019, unless extended or earlier terminated (such date and time, as may be extended, the “Expiration Time”). Under the terms of the Offers and Consent Solicitations, holders of the Notes who validly tender their Notes and do not validly withdraw their Notes and consents at or prior to 5:00 p.m., New York City time, on September 10, 2019 (such date and time, as may be extended, the “Early Tender Deadline”) will receive an amount in cash equal to the applicable Total Consideration for each €1,000 principal amount of Notes tendered and not validly withdrawn and accepted for payment pursuant to the Offers, which includes the Early Tender Payment, which is equal to €30.00 with respect to each €1,000 principal amount of the Notes of such series, plus accrued interest, with respect to such Notes.

Holders who validly tender their Notes after the Early Tender Deadline, but at or prior to the Expiration Time, will receive an amount in cash equal to the applicable Tender Offer Consideration for each €1,000 principal amount of Notes tendered and accepted for payment, plus accrued interest. The applicable Tender Offer Consideration for each €1,000 principal amount of Notes validly tendered and not validly withdrawn after the Early Tender Deadline, but at or prior to the Expiration Time shall be equal to the applicable Total Consideration minus the Early Tender Payment.

In conjunction with the Offers, the Issuers of the Notes are soliciting consents from Holders of the Notes to the Proposed Amendments to the Indentures pursuant to which the Notes were issued, providing for amendments of the applicable Indentures as described in the Offer to Purchase and Consent Solicitation  to, among other things, eliminate substantially all of the restrictive covenants and certain events of default under the Indentures and terminate certain reporting requirements. Holders who validly tender their Notes pursuant to the Offers will be deemed to have delivered their Consents by such tender. In order for the Proposed Amendments to be adopted with respect to any given series of Notes, Consents must be received in respect of at least a majority of the aggregate principal amount of the Notes of such series then outstanding. The Offers are not conditional upon the receipt of the Requisite Consents and each Offer and Consent Solicitation is not conditional upon any of the other Offers and Consent Solicitations.

Purpose of the Offers and Consent Solicitations

The Offers are being made as part of Vodafone’s liability management and to provide liquidity to Holders by offering the relevant Total Consideration following the completion of the Acquisition. The Offers also provide investors with an opportunity to sell their Notes for the relevant Total Consideration, which is in excess of the 101% purchase price that is required by the Change of Control provisions of the Indentures.

In conjunction with the Offers, the Issuers are also soliciting consents to the Proposed Amendments to, among other things, eliminate substantially all of the restrictive covenants and certain events of default under the Indentures and terminate certain reporting requirements under the Notes.

Immediately following completion of the Offers and the Change of Control Offer, whether or not the Requisite Consents have been obtained, the Co-Issuers intend to utilize their option to redeem 10% of the original aggregate principal amount of the 2026 Senior Secured Notes, the 2027 Senior Secured Notes and the 2029 Senior Secured Notes (or if lesser amounts are then outstanding, all Notes of such series that remain outstanding) at a redemption price equal to 103% of the principal amount thereof plus accrued and unpaid interest and Additional Amounts (as defined in the Indentures), if any, which would be a price that is below the relevant Total Consideration available in the Offers. Only the 2026 Senior Secured Notes, the 2027 Senior Secured Notes and the 2029 Senior Secured Notes that are not tendered pursuant to the Offers or the Change of Control Offer will be subject to this redemption, and as a result the Offers provide Holders with an opportunity to sell their Notes of such series and avoid a partial redemption at 103% of the principal amount thereof plus accrued and unpaid interest and Additional Amounts, if any. Since such redemption option relates to 10% of the original aggregate principal amount of Notes of such series, the proportion of a Holder’s Notes subject to such redemption (should such Notes not be tendered pursuant to the Offers or the Change of Control Offer) will depend upon the final participation level in the relevant Offers and the Change of Control Offer. The proportion of the applicable series of Notes to be redeemed in such a manner will be based on a pro-ration factor calculated by dividing (x) 10% of the original aggregate principal amount of Notes of such series by (y) the aggregate principal amount of Notes of such series that were not validly tendered and accepted for purchase in the Offers and the Change of Control Offer. If (x) is greater than (y), all remaining Notes of such series will be subject to this redemption. Holders should note that it is the Co-Issuers’ intention to utilize such redemption option even if the Offers are terminated before completion.

The Notes are each rated by Moody’s and S&P. The Issuers of the Notes have requested each of Moody’s and S&P to withdraw their ratings on each series of Notes and on the Issuers themselves on or shortly after the date of the Offer to Purchase and Consent Solicitation Statement. We believe that the Offers provide liquidity to Holders in the context of such request for withdrawal.

Change of Control Offer

In May 2018, Vodafone agreed to acquire certain operations of Liberty Global, and the Acquisition was consummated on July 31, 2019. As a result, and pursuant to the relevant provisions of the Indentures, a Change of Control occurred on July 31, 2019 and the Issuers are required to offer to purchase all of the Notes at a purchase price in cash in an amount equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, on the Notes repurchased to the date of repurchase, which is expected to be September 26, 2019 (the “Change of Control Purchase Date”). The Indentures permit a third party to make such an offer in lieu of the Issuers. In order to comply with the Issuer’s obligations under the Indentures, Vodafone has commenced the Change of Control Offer at the Change of Control Offer Price, plus accrued and unpaid interest, if any, on the Notes repurchased to the Change of Control Purchase Date.  The Change of Control Offer will expire at 11:59 p.m., New York City time, on September 24, 2019 (unless extended by the Company). Tenders of Notes pursuant to the Change of Control Offer will not result in the giving of a Consent pursuant to the Consent Solicitations, and Holders of a series of Notes tendered in the relevant Change of Control Offer will not, under any circumstances be entitled to the Total Consideration or the Tender Offer Consideration with respect to Notes of such series. HOLDERS SHOULD NOTE THAT EACH OF THE TOTAL CONSIDERATION AND THE TENDER OFFER CONSIDERATION WILL BE HIGHER THAN THE CHANGE OF CONTROL OFFER PRICE UNDER THE CHANGE OF CONTROL OFFER.  HOLDERS SHOULD ALSO NOTE THAT THE CHANGE OF CONTROL OFFER PRICE REPRESENTS A SIGNIFICANT DISCOUNT TO THE CURRENT TRADING PRICE OF THE NOTES. The procedures for tendering Notes in the Offers and in the Change of Control Offer are separate. Notes of a series tendered in the Offers may not be tendered in the Change of Control Offer with respect to Notes of such series, and Notes of a series tendered in the Change of Control Offer may not be tendered in the Offers with respect to Notes of such series.

Important Dates

Date	Calendar Date and Time
Commencement of the Offers and Consent Solicitations Commencement of the Change of Control Offer	August 27, 2019
Early Tender Deadline in respect of the Offers and Consent Solicitations	5:00 p.m., New York City time, on September 10, 2019, unless extended or earlier terminated.
Withdrawal Deadline in respect of the Offers and Consent Solicitations	5:00 p.m., New York City time, on September 10, 2019, unless extended or earlier terminated by us with respect to the Offer.
Early Results Announcement	September 11, 2019, unless extended or earlier terminated.
Early Settlement Date (at our option)	September 12, 2019, unless extended or earlier terminated.
Expiration Time in respect of the Offers and Consent Solicitations Expiration of the Change of Control Offer	11:59 p.m., New York City time, on September 24, 2019, unless extended or earlier terminated.
Final Results Announcement	September 25, 2019, unless extended or earlier terminated.
Final Settlement Date	September 26, 2019, unless extended or earlier terminated (the “Final Settlement Date”).

You are advised to check with any custodian or nominee, or other intermediary through which you hold the Notes, whether such entity would require the receipt of instructions to participate in, or notice of a withdrawal of your instruction to participate in, the Offers before the deadlines specified in the Offer to Purchase and Consent Solicitation Statement. The deadlines set by your custodian or nominee, or by Clearstream and Euroclear, for the submission and withdrawal of Tender and Consent Instructions may be earlier than the relevant deadlines specified in the Offer to Purchase and Consent Solicitation Statement.

Redemption of Other Series of Unitymedia Notes

On the date hereof, the respective Issuers have also announced their intention to redeem in full the €1,000,000,000 4% Senior Secured Notes due 2025 and $550,000,000 5% Senior Secured Notes due 2025 issued by Unitymedia Hessen and Unitymedia NRW and the $900,000,000 6 1/8% Senior Notes due 2025 issued by Unitymedia GmbH. It is not Vodafone’s or the Issuers’ intention to redeem in full the Notes subject to the Offers and Consent Solicitations described in the Offer to Purchase and Consent Solicitation Statement pursuant to the corresponding option under the terms of the Notes.

Additional Information

Holders are advised to read carefully the Offer to Purchase and Consent Solicitation Statement for full details of, and information on the procedures for participating in, the Offers and Consent Solicitations. Copies of the Offer to Purchase and Consent Solicitation Statement are available at the following website: https://sites.dfkingltd.com/vodafone. Requests for documents relating to the Offers and Consent Solicitations may be directed to D.F. King, the Information and Tender Agent in connection with the Offers and Consent Solicitations, at +1 (800) 714-3306 or +1 (212) 269-5550 (Banks and Brokers) or +44 20 7920 9700 (UK) or by e-mail at vodafone@dfkingltd.com. Deutsche Bank AG, London Branch and Merrill Lynch International will act as Dealer Managers for the Offers and Consent Solicitations.  Questions regarding the Offers and Consent Solicitations may be directed to Deutsche Bank AG, London Branch at +44 20 7545 8011 or Merrill Lynch International at +44 20 7996 5420 and DG.LM_EMEA@baml.com.

Questions regarding the procedures for tendering Notes pursuant to the Change of Control Offer may be directed to D.F. King, which is acting as the Information and Tender Agent in connection with the Change of Control Offer, at +1 (800) 714-3306 or +1 (212) 269-5550 (Banks and Brokers) or +44 20 7920 9700 (UK) or by e-mail at vodafone@dfkingltd.com.

This announcement is released by Vodafone Group Plc and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR), encompassing information relating to the transaction described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Rosemary Martin, Group General Counsel and Company Secretary.

Offer Restrictions

General Notice to Investors

The Offers and Consent Solicitations do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. We are not aware of any jurisdiction where the making of the Offers and Consent Solicitations is not in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction where the making of the Offers and Consent Solicitations would not be in compliance with such laws, we will make a good faith effort to comply with any such laws or may seek to have such laws declared inapplicable to the Offers and Consent Solicitations. If, after such good faith effort, we cannot comply with any such applicable laws, the Offers and Consent Solicitations will not be made to Holders of Notes residing in each such jurisdiction.

In any jurisdictions where the securities or other laws require the Offers and Consent Solicitations to be made by a licensed broker or dealer and the Dealer Managers or, where the context so requires, their respective affiliates are licensed brokers or dealers in that jurisdiction, the Offers and Consent Solicitations shall be deemed to be made on behalf of the Company and the Issuers, respectively, by the Dealer Managers or affiliates (as the case may be) in such jurisdiction.

By tendering your securities, or instructing your custodian to tender your securities, you are representing and warranting that you are not a person to whom it is unlawful to make an invitation to tender pursuant to the Offers and Consent Solicitations under applicable law, and you have observed (and will observe) all laws of relevant jurisdictions in connection with your tender, and are deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in “Procedures for Tendering Notes and Delivering Consents.” If you are unable to make these representations, your tender of Notes for purchase may be rejected. Each of the Company, the Issuers, the Trustee, the Information and Tender Agent or the Dealer Managers reserves the right, in their absolute discretion, to investigate, in relation to any tender of Notes for purchase, and delivery of Consents, pursuant to the Offers and Consent Solicitations, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result, we determine (for any reason) that such representation is not correct, such tender may be rejected.

Italy

None of the Offers and Consent Solicitations, this announcement, the Offer to Purchase and Consent Solicitation Statement or any other document or materials relating to the Offers and Consent Solicitations have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Each Offer and Consent Solicitation is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offers and Consent Solicitations through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers and Consent Solicitations.

United Kingdom

The communication of this announcement, the Offer to Purchase and Consent Solicitation Statement and any other documents or materials relating to the Offers and Consent Solicitations is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

Each Offer and Consent Solicitation is not being made, directly or indirectly, to the public in the Republic of France (“France”). None of this announcement, the Offer to Purchase and Consent Solicitation Statement or any other document or material relating to the Offers and Consent Solicitations has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), acting for their own account, with the exception of individuals, within the meaning ascribed to them in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, and applicable regulations thereunder, are eligible to participate in the Offers and Consent Solicitations. The Offer to Purchase and Consent Solicitation Statement has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

None of this announcement, the Offer to Purchase and Consent Solicitation Statement or any other documents or materials relating to the Offers and Consent Solicitations have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autoriteit voor financiële diensten en markten / Autorité des services et marchés financiers) and, accordingly, the Offers and Consent Solicitations may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers and Consent Solicitations may not be advertised and the Offers and Consent Solicitations will not be extended, and none of this announcement, the Offer to Purchase and Consent Solicitation Statement or any other documents or materials relating to the Offers and Consent Solicitations (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. Insofar as Belgium is concerned, the Offer to Purchase and Consent Solicitation Statement has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers and Consent Solicitations. Accordingly, the information contained in the Offer to Purchase and Consent Solicitation Statement may not be used for any other purpose or disclosed to any other person in Belgium.

Forward-Looking Statements

The above announcement contains “forward-looking” which involve risks and uncertainties. All statements, other than statements of historical facts, that are included in or incorporated by reference into this announcement, or made in presentations, in response to questions or otherwise, that address activities, events or developments that the Company expects or anticipates to occur in the future, including such matters as projections, capital allocation, future capital expenditures, business strategy, competitive strengths, goals, future acquisitions or dispositions, development or operation of power generation assets, market and industry developments and the growth of its business and operations (often, but not always, through the use of words or phrases such as “believes,” “plans,” “intends,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projection,” “target,” “goal,” “objective,” “outlook” and similar expressions), are forward-looking statements. These statements are based on the Company’s current expectations, estimates and assumptions and are subject to many risks, uncertainties and unknown future events that could cause actual results to differ materially.  Actual results may differ materially from those set forth in this press release due to the risks and uncertainties inherent to transactions of this nature.  Any forward-looking statement speaks only as of the date on which it is made, and except as may be required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

29 August 2019

VODAFONE GROUP TO SPONSOR PORSCHE FORMULA E TEAM

Vodafone Group will be the Official Communication Partner of Porsche Motorsport when the automobile manufacturer enters the 2019/2020 ABB FIA Formula E Championship.

Formula E is the first fully-electric international single-seater racing series in which cars zoom at more than 200 km/h - with zero emissions - along the streets of 12 major cities across four continents.

Vodafone branding will be visible on the first all-electric racing cars in Porsche’s history, as well as the drivers’ uniforms, when the team makes its debut in November 2019.

Vodafone’s new five-year sponsorship of the Porsche Formula E Works Programme includes the provision of communications equipment and technical support.

Ahmed Essam, Chief Commercial Officer of Vodafone Group, said:  “There’s a natural alignment for Vodafone with Formula E, a next generation, technology driven sport that appeals to a broad and ever-growing audience and that has concern for the planet at its heart. We have a very positive working relationship with Porsche and together we’ll look to break boundaries in vehicle technology.”

Fritz Enzinger, Vice President Porsche Motorsport, said: “Vodafone has been a long-term partner of Porsche Motorsport and is helping us to develop both racing and street vehicle technology. We know Vodafone strongly believes in the innovative mission of Formula E and we are thrilled to have them by our side as Porsche Motorsport enters this new racing class.”

In addition to the partnership in Formula E, there will be a collaboration between Porsche Motorsport and Vodafone in eSports in the near future.

Formula E: developing new technologies in order to promote electric mobility

Formula E was created in 2014 to develop and promote electric mobility concepts across the globe.  Formula E is currently the most competitive environment for advancing the development of high-performance cars in terms of eco-friendliness, efficiency, energy consumption and sustainability.

Participation in Formula E enables car manufacturers and technology providers, like Porsche and Vodafone, to test and develop road-relevant technologies on city streets, thereby acting as a catalyst to refine the design of electric vehicles and improve the driving experience for everyday road car users.

Vodafone Business already has a strong history of technology development with Volkswagen Group, the parent company of Porsche, which is one of its largest global customers. Vodafone is one of Volkswagen Group’s FAST partners - a small group involved in automotive and transportation research and development.

Porsche was Vodafone’s first connected car customer and the companies have worked together in recent years to add a number of features to high end models including: locking and unlocking via a mobile phone app; vehicle location tracking as an anti-theft service; and proactive preventative maintenance through monitoring car functions like fuel, oil pressure and tyre pressure.

Vodafone’s sponsorship of the Porsche Formula E Team also builds on a successful six year partnership between the brands in manufacturer prototype racing, which yielded three overall victories in the Le Mans 24 Hours as well as three World Championship titles in the World Endurance Championships.

- ends -

Vodafone Group

Media Relations

www.vodafone.com/media/contact

Investor Relations

ir@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 42 more, and fixed broadband operations in 18 markets. As of 30 June 2019, Vodafone Group had approximately 640 million mobile customers, 21 million fixed broadband customers and 14 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 6, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary